                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------


                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                                    -------------

                                  (Amendment No. 1)

                               Pinnacle Systems, Inc.
     --------------------------------------------------------------------------
                                  (Name of Issuer)

          Common Stock, no par value                     723481107
     -----------------------------------   -----------------------------------
        (Title of class of securities)                (CUSIP number)

                               Stephen E. Jacobs, Esq.
                             Weil, Gotshal & Manges LLP
                                  767 Fifth Avenue
                              New York, New York 10153
                                   (212) 310-8000
     --------------------------------------------------------------------------
         (Name, address and telephone number of person authorized to receive notices and communications)

                                  January 31, 1997
     --------------------------------------------------------------------------
               (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
     following box   [_].



     Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                          (Continued on following page(s))
                                (Page 1 of 31 Pages)
                         (Exhibit Index appears on page 29)

      CUSIP No. 723481107                     13D           Page 2 of 31


          1     NAME OF REPORTING PERSON:    IRWIN L. JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  PF, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:


         NUMBER OF     7   SOLE VOTING POWER:       295,800
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     47,000*
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  295,800
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       295,800
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.95%

         14     TYPE OF REPORTING PERSON:    IN


          * Mr. Jacobs disclaims beneficial ownership of such 47,000 shares. See Items 5(b) and 6 on page 20 hereof.

      CUSIP No. 723481107                     13D           Page 3 of 31


          1     NAME OF REPORTING PERSON:    ALEXANDRA JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:
          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  PF, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:


         NUMBER OF     7   SOLE VOTING POWER:       10,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  10,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       10,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.13%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 4 of 31


          1     NAME OF REPORTING PERSON:    MELINDA A. JACOBS-GRODNICK

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:


         NUMBER OF     7   SOLE VOTING POWER:       5,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  5,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       5,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.07%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 5 of 31


          1     NAME OF REPORTING PERSON:    RANDI F. JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       10,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  10,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       10,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.13%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 6 of 31


          1     NAME OF REPORTING PERSON:    TRISHA L. JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:


         NUMBER OF     7   SOLE VOTING POWER:       20,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  20,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       20,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.27%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 7 of 31


          1     NAME OF REPORTING PERSON:    IRWIN L. JACOBS IRREVOCABLE TRUST
                                             FBO MELINDA A. JACOBS-GRODNICK

                S.S. OR I.R.S. IDENTIFICATION NO.   41-6274610
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  WC, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      MINNESOTA
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       8,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  8,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       8,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.11%

         14     TYPE OF REPORTING PERSON:    OO

      CUSIP No. 723481107                     13D           Page 8 of 31


          1     NAME OF REPORTING PERSON:    IRWIN L. JACOBS IRREVOCABLE TRUST
                                             FBO RANDI F. JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   41-6274584
                OF ABOVE PERSON:
          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  WC, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      MINNESOTA
                ORGANIZATION:


         NUMBER OF     7   SOLE VOTING POWER:       60,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  60,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       60,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.80%

         14     TYPE OF REPORTING PERSON:    00

      CUSIP No. 723481107                     13D           Page 9 of 31


          1     NAME OF REPORTING PERSON:    IRWIN L. JACOBS IRREVOCABLE TRUST
                                             FBO TRISHA L. JACOBS

                S.S. OR I.R.S. IDENTIFICATION NO.   41-6274609
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  WC, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      MINNESOTA
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       50,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  50,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       50,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.67%

         14     TYPE OF REPORTING PERSON:    00

      CUSIP No. 723481107                     13D           Page 10 of 31


          1     NAME OF REPORTING PERSON:    JACOBS MANAGEMENT CORPORATION

                S.S. OR I.R.S. IDENTIFICATION NO.   41-1458571
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  WC, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      DELAWARE
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       20,000
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     0
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  20,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       20,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.27%

         14     TYPE OF REPORTING PERSON:    CO

      CUSIP No. 723481107                     13D           Page 11 of 31


          1     NAME OF REPORTING PERSON:    ROGER R. CLOUTIER, II

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  PF, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       0
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     12,000
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  12,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       12,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.16%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 12 of 31


          1     NAME OF REPORTING PERSON:    DANIEL T. LINDSAY

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  PF, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       0
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     25,000
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  25,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       25,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.33%

         14     TYPE OF REPORTING PERSON:    IN

      CUSIP No. 723481107                     13D           Page 13 of 31


          1     NAME OF REPORTING PERSON:    GRANT E. OPPEGAARD

                S.S. OR I.R.S. IDENTIFICATION NO.   ###-##-####
                OF ABOVE PERSON:

          2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                        (b) [_]

          3     SEC USE ONLY

          4     SOURCE OF FUNDS:  PF, OO

          5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

          6     CITIZENSHIP OR PLACE OF      UNITED STATES
                ORGANIZATION:

         NUMBER OF     7   SOLE VOTING POWER:       0
          SHARES

       BENEFICIALLY    8   SHARED VOTING POWER:     10,000
         OWNED BY

           EACH        9   SOLE DISPOSITIVE POWER:  10,000
         REPORTING

        PERSON WITH   10   SHARED DISPOSITIVE       0
                           POWER:

         11     AGGREGATE AMOUNT BENEFICIALLY       10,000
                OWNED BY REPORTING PERSON:

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
                EXCLUDES CERTAIN SHARES:

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.13%

         14     TYPE OF REPORTING PERSON:    IN

               This Statement (this "Statement") amends the Statement on
     Schedule 13D previously filed by the undersigned with respect to their beneficial ownership of shares of common stock, no par value (the "Shares"), of Pinnacle Systems, Inc., a California corporation (the "Company").


     ITEM 2.   IDENTITY AND BACKGROUND.
               -----------------------

               This Statement is being filed by Irwin L. Jacobs ("ILJ"), Alexandra Jacobs ("AJ"), Melinda A. Jacobs-Grodnick ("MJG"), Randi F. Jacobs ("RFJ"), Trisha L. Jacobs ("TLJ"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Melinda A. Jacobs-Grodnick (the "MJG Trust"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Randi F. Jacobs (the "RFJ Trust"), the Irwin L. Jacobs Irrevocable Trust For The Benefit of Trisha L. Jacobs (the "TLJ Trust" and, collectively with the MJG Trust and the RFJ Trust, the "Trusts"), Jacobs Management Corporation ("JMC"), Roger R. Cloutier, II ("RRC"), Daniel T. Lindsay ("DTL") and Grant E. Oppegaard ("GEO" and, collectively with ILJ, AJ, MJG, RFJ, TLJ, the Trusts, JMC, RRC and DTL, the "Reporting Persons").

               The following information relates to ILJ:

                    (a)  Name:  Irwin L. Jacobs
                    (b)  Business Address:  100 South Fifth Street,
                              Suite 2500, Minneapolis, Minnesota 55402
                    (c) Principal Occupation: President of JMC (see information concerning JMC below). ILJ is also Chairman of the Board of Directors of Genmar Holdings, Inc., a manufacturer of recreational power boats ("Genmar").
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to AJ:

                    (a)  Name:  Alexandra Jacobs
                    (b)  Business Address:  100 South Fifth Street,
                              Suite 2500, Minneapolis, Minnesota 55402
                    (c)  Principal Occupation: Artist,
                              Alexandra Corporation, 901 North Third
                              Street, Minneapolis, Minnesota 55401
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to MJG:

                    (a)  Name:  Melinda A. Jacobs-Grodnick
                    (b)  Residential Address:  6250 Chasewood Drive,
                              Eden Prairie, Minnesota 55344
                    (c)  Principal Occupation: Entertainment Reporter,
                              KSTP-FM, Inc., 3415 University Avenue,
                              St. Paul, Minnesota 55114
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to RFJ:

                    (a)  Name:  Randi F. Jacobs
                    (b) Residential Address: 73-373 Country Club Drive, #2211, Palm Desert,
                              California 92260
                    (c)  Principal Occupation:  Art Gallery Curator,
                              Alexandra Corporation, 901 North Third
                              Street, Minneapolis, Minnesota 55401
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to TLJ:

                    (a)  Name:  Trisha L. Jacobs
                    (b)  Residential Address:  2950 Dean Parkway,
                              #702, Minneapolis, Minnesota 55416
                    (c)  Principal Occupation:  Esthetician,
                              Trio Industries, Inc., 2700 East 28th
                              Street, Minneapolis, Minnesota 55416
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to the MJG Trust:

                    (i)   Name:  Irwin L. Jacobs Irrevocable Trust FBO
                              Melinda A. Jacobs-Grodnick
                    (ii)  Place of Organization:  Minnesota
                   (iii)  Principal Business: Investments
                    (iv)  Principal Business Address:  100 South Fifth
                              Street, Suite 2500, Minneapolis,
                              Minnesota 55402
                     (v)  Information required by clauses (d) or (e)
                              of Item 2 of Schedule 13D:  None


               The following information relates to the RFJ Trust:

                    (i)  Name:  Irwin L. Jacobs Irrevocable Trust FBO
                              Randi F. Jacobs
                    (ii)  Place of Organization:  Minnesota
                   (iii)  Principal Business: Investments
                    (iv)  Principal Business Address:  100 South Fifth
                              Street, Suite 2500, Minneapolis,
                              Minnesota 55402
                     (v)  Information required by clauses (d) or (e)
                              of Item 2 of Schedule 13D: None

               The following information relates to the TLJ Trust:

                    (i)   Name:  Irwin L. Jacobs Irrevocable Trust FBO
                              Trisha L. Jacobs
                    (ii)  Place of Organization:  Minnesota
                   (iii)  Principal Business: Investments
                    (iv)  Principal Business Address:  100 South Fifth
                              Street, Suite 2500, Minneapolis,
                              Minnesota 55402
                     (v)  Information required by clauses (d) or (e)
                              of Item 2 of Schedule 13D: None

               The following information relates to JMC:

                    (i)  Name:  Jacobs Management Corporation
                    (ii) Place of Organization:  Delaware
                   (iii) Principal Business:  JMC is a management
                              consulting firm which advises companies in diverse businesses.
                    (iv) Principal Business Address:  100 South Fifth
                              Street, Suite 2500, Minneapolis,
                              Minnesota 55402
                     (v)  Information required by clauses (d) or (e)
                              of Item 2 of Schedule 13D: None

               The following information relates to RRC:

                    (a)  Name:  Roger R. Cloutier, II
                    (b)  Business Address:  100 South Fifth Street,
                              Suite 2500, Minneapolis, Minnesota 55402
                    (c)  Principal Occupation: Senior Vice President
                              of JMC. RRC is also Executive Vice President and Chief Financial Officer of Genmar, and Chairman of Accent Software International Ltd., an Israeli company engaged in the development of Internet software.

                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to DTL:

                    (a)  Name:  Daniel T. Lindsay
                    (b)  Business Address:  100 South Fifth Street,
                              Suite 2500, Minneapolis, Minnesota 55402
                    (c)  Principal Occupation: Executive Vice President of
                              JMC.
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               The following information relates to GEO:

                    (a)  Name:  Grant E. Oppegaard
                    (b)  Business Address:  100 South Fifth Street,
                              Suite 2500, Minneapolis, Minnesota 55402
                    (c)  Principal Occupation: President and Chief
                              Executive Officer of Genmar.
                    (d)  and (e) Legal Proceedings:  None
                    (f)  Citizenship:  United States

               Listed on Appendix A hereto are the names, business addresses and principal occupations of the trustees of the Trusts, and listed on Appendix B hereto are the names, business addresses and principal occupations of the directors, executive officers and controlling persons of JMC. Each of the persons listed on Appendices A and B is a citizen of the United States and no information required pursuant to clauses (d) or (e) of Item 2 of Schedule 13D is applicable with respect to any of such persons.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
               -------------------------------------------------

               In 1996, ILJ purchased an aggregate of 252,800 Shares for an aggregate consideration (including brokerage commissions) of approximately $2,754,180.81. In January 1997, ILJ purchased an additional 43,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $460,957.10. ILJ acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies & Company, Inc. ("Jefferies").

               In 1996, AJ purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $102,500.00. AJ acquired such Shares by using equal amounts of

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


     personal funds and borrowings from her margin account at Jefferies.

               In 1996, MJG purchased 5,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $48,750.00. MJG acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, RFJ purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $97,500.00. RFJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, TLJ purchased 20,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $195,000.00. TLJ acquired such Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from her margin account at Jefferies.

               In 1996, the MJG Trust purchased 5,000 Shares for an aggregate consideration (including brokerage commissions) of $65,625.00. The MJG Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies. In January 1997, the MJG Trust purchased an additional 3,000 Shares for an aggregate consideration (including brokerage commissions) of $30,900.00. The MJG Trust acquired such additional Shares by using equal amounts of proceeds of a loan from ILJ and borrowings from its margin account at Jefferies.

               In 1996, the RFJ Trust purchased 60,000 Shares for an aggregate consideration (including brokerage commissions) of $643,750.00. The RFJ Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

               In 1996, the TLJ Trust purchased 50,000 Shares for an aggregate consideration (including brokerage commissions) of $606,750.00. The TLJ Trust acquired such Shares by using equal amounts of available funds and borrowings from its margin account at Jefferies.

               In 1996, JMC purchased 20,000 Shares for an aggregate consideration (including brokerage commissions) of $247,874.00. JMC acquired such Shares by using equal amounts of available working capital and borrowings from its margin account at Jefferies.

               In December 1996 and January 1997, RRC purchased an aggregate of 12,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $126,120.00. RRC acquired 2,000 of such Shares by using personal funds and acquired the other 8,000 Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.

               In January 1997, DTL purchased 25,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $254,967.50. DTL acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.

               In January 1997, GEO purchased 10,000 Shares for an aggregate consideration (including brokerage commissions) of approximately $101,987.00. GEO acquired such Shares by using equal amounts of personal funds and borrowings from his margin account at Jefferies.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
               ------------------------------------

               (a) As of January 31, 1997, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth below represent the percentage of the outstanding Shares of the Company (based on a total of 7,481,808 Shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996) beneficially owned by the Reporting Persons.

                                                     Percent of
          Reporting             Number of            Outstanding
          Person                Shares               Shares
          ----------            ----------           ------------


          ILJ                   295,800              3.95%

          AJ                     10,000              0.13%

          MJG                     5,000              0.07%

          RFJ                    10,000              0.13%

          TLJ                    20,000              0.27%

          The MJG Trust           8,000              0.11%

          The RFJ Trust          60,000              0.80%

          The TLJ Trust          50,000              0.67%

          JMC                    20,000              0.27%

          RRC                    12,000              0.16%

          DTL                    25,000              0.33%

          GEO                    10,000              0.13%


               As of January 31, 1997, the Reporting Persons beneficially owned an aggregate of 525,800 Shares, representing approximately 7.03% of the outstanding Shares.

               (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. Pursuant to the agreements described in Item 6 below, ILJ may be deemed to share voting power with respect to the Shares owned by each of RRC, DTL and GEO; however, ILJ disclaims beneficial ownership of such Shares.

               (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix C hereto and incorporated herein by reference. All such transactions were effected through the open market.

               (d)-(e)  Not applicable.


     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               -------------------------------------------------------

               Each of RRC, DTL and GEO has an oral agreement with ILJ to vote their Shares in the same manner as ILJ votes his Shares. Except as set forth in the immediately preceding sentence, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

               The following are filed herewith as exhibits to this Statement.

               1. Agreement among the signatories of this Statement with respect to its filing.

                                   SIGNATURES
                                   ----------
          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  February 5, 1997      /s/ Irwin L. Jacobs
                                   ----------------------------------------
                                   Irwin L. Jacobs

                                   /s/ Alexandra Jacobs
                                   ----------------------------------------
                                   Alexandra Jacobs

                                   /s/ Melinda A. Jacobs-Grodnick
                                   ----------------------------------------
                                   Melinda A. Jacobs-Grodnick

                                   /s/ Randi F. Jacobs
                                   ----------------------------------------
                                   Randi F. Jacobs

                                   /s/ Trisha L. Jacobs
                                   ----------------------------------------
                                   Trisha L. Jacobs

                                   Irwin L. Jacobs Irrevocable Trust
                                   FBO Melinda A. Jacobs-Grodnick

                                   By: /s/ David Mahler
                                       ------------------------------------
                                        David Mahler, Trustee

                                   Irwin L. Jacobs Irrevocable Trust
                                   FBO Randi F. Jacobs

                                   By: /s/ David Mahler
                                       ------------------------------------
                                        David Mahler, Trustee

                                   Irwin L. Jacobs Irrevocable Trust
                                   FBO Trisha L. Jacobs

                                   By: /s/ David Mahler
                                       ------------------------------------
                                        David Mahler, Trustee

                                   Jacobs Management Corporation

                                   By: /s/ Irwin L. Jacobs
                                       ------------------------------------
                                        Irwin L. Jacobs, President

                                   /s/ Roger R. Cloutier, II
                                   ----------------------------------------
                                   Roger R. Cloutier, II

                                   /s/ Daniel T. Lindsay
                                   ----------------------------------------
                                   Daniel T. Lindsay

                                   /s/ Grant E. Oppegaard
                                   ----------------------------------------
                                   Grant E. Oppegaard

                                                                 Appendix A
                                                                 ----------
                             Trustees of the Trusts
                             ----------------------

     Name and Business Address          Principal Occupation
     -------------------------          --------------------
     Alexandra Jacobs                   Artist
     100 South Fifth Street
     Suite 2500
     Minneapolis, Minnesota  55402

     David A. Mahler                    Vice President and Treasurer,
     100 South Fifth Street             Jacobs Management Corporation
     Minneapolis, Minnesota  55402

                                                                 Appendix B
                                                                 ----------
                        Directors, Executive Officers and
                           Controlling Persons of JMC
                           --------------------------

     Name                               Principal Occupation
     ----                               --------------------
     Irwin L. Jacobs                    President, Director
                                        and Controlling Person of JMC

     Daniel T. Lindsay                  Executive Vice President,
                                        Secretary and Director of JMC

     Roger R. Cloutier, II              Senior Vice President of JMC

     Warren A. Erdman                   Vice President of
                                        Administration of JMC

     David A. Mahler                    Vice President and
                                        Treasurer of JMC

     Dennis H. Burnham                  Vice President of Employee
                                        Services of JMC

               The business address of each of the persons listed above is 100 South Fifth Street, Suite 2500, Minneapolis, Minnesota 55402.


                                                                 Appendix C
                                                                 ----------

                    Transactions By the Reporting Persons in
           Pinnacle Systems, Inc. Common Stock During the Past 60 Days
           -----------------------------------------------------------


                                 IRWIN L. JACOBS
                                 ---------------


               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------- -------------  -------------
     12/02/96  67,000              10.250        0.00         686,750.00
     1/29/97   13,000              10.149      650.00         132,583.10
     1/31/97   30,000              10.896    1,500.00         328,374.00



                                ALEXANDRA JACOBS
                                ----------------

               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------  -------------  -------------
     12/02/96  10,000              10.250      0.00          102,500.00



                        IRWIN L. JACOBS IRREVOCABLE TRUST
                               FBO RANDI F. JACOBS
                               -------------------

               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------  -------------  -------------
     12/02/96  50,000              10.250      0.00          512,500.00


                        IRWIN L. JACOBS IRREVOCABLE TRUST
                          FBO MELINDA A. JACOBS GRODNICK
                          ------------------------------

               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------  -------------  -------------
     1/14/97   3,000              10.250      150.00          30,900.00

                        IRWIN L. JACOBS IRREVOCABLE TRUST
                              FBO TRISHA L. JACOBS
                              --------------------

               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------  -------------  -------------
     12/02/96  20,000              10.250     0.00           205,000.00



                          JACOBS MANAGEMENT CORPORATION
                          -----------------------------

               Number of Shares    Price Per
     Date      Bought              Share($)  Commission ($) Total Cost($)
     ----      ----------------    --------  -------------- -------------
     12/10/96  20,000              12.344    1,000.00       247,874.00



                              ROGER R. CLOUTIER, II
                              ---------------------


               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------- -------------  -------------
     12/16/96   2,000              12.000    133.00          24,133.00
     1/29/97   10,000              10.149    500.00         101,987.00



                                DANIEL T. LINDSAY
                                -----------------


               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------- -------------  -------------
     1/29/97   25,000              10.149    1,250.00       254,967.50



                               GRANT E. OPPEGAARD
                               ------------------


               Number of Shares    Price Per
     Date      Bought              Share($)  Commission($)  Total Cost($)
     ----      ----------------    --------- -------------  -------------
     1/29/97   10,000              10.149    500.00         101,987.00

                                  Exhibit Index
                                  -------------
     Exhibit                                                          Page
     -------                                                          ----
     1.   Agreement among the signatories
          to this Statement with respect to its filing . . . . . . . . . 30




                                  29